Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. – 11- 2009

APRIL 29, 2009
FOR IMMEDIATE RELEASE

AURIZON MINES LTD. COMPLETES $50 MILLION BOUGHT DEAL FINANCING

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) (“Aurizon” or the “Company”) is pleased to announce that it has closed its previously announced bought deal equity financing, for gross proceeds of $50 million.  A syndicate of underwriters purchased an aggregate of 9,708,800 common shares of Aurizon at a purchase price of $5.15 per share.

The Underwriters have also been granted an option exercisable, in whole or in part, at the sole discretion of the Underwriters, at any time prior to the 30th day following the closing of the Offering, to purchase up to an additional 1,456,300 common shares of the Company at a price of $5.15 per share to cover over-allotments, if any, and for consequential market stabilization.

The net proceeds of the financing will be used by the Company to strengthen its working capital position and for other general corporate purposes, including potential acquisitions.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec - one of the world's most favourable mining jurisdictions and prolific gold and base metal regions - and increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President & C.F.O.
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West, Montreal, QC  H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Henry Perron: hperron@renmarkfinancial.com

Media - Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" within the meaning of securities legislation.  Forward-looking statements involve unknown risks, uncertainties and other factors and express, as at the date of this news release, the Company's estimates, expectations, or beliefs as to future events and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.  Factors that could cause the actual results, performance, achievements or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, future prices of gold and material adverse changes in global economic and market conditions.